

John Mosesman · 3rd

Founding Engineer at Redjay

Oklahoma City, Oklahoma, United States · 101 connections ·

Contact info

Redjay

University of Oklahoma

Experience

Founding Engineer
Redjay
Sep 2020 – Present · 8 mos

Owner / Developer
JLM Consulting, LLC
May 2016 – Present · 5 yrs
My House

Senior Software Engineer
Envoy · Full-time
Aug 2018 – Oct 2019 · 1 yr 3 mos

CPO / Lead Backend Developer
RaiseMore
Jun 2015 – May 2016 · 1 yr
Oklahoma City, Oklahoma Area

API Lead:
Responsible for a production Rails API that powered three Ember apps, a white-labeled Ionic mobile app, a build automation server (automated building of the white-label apps) ...see more

Digerati Web Developer

LifeChurch.tv
Feb 2014 – Jun 2015 · 1 yr 5 mos
Edmond, Oklahoma

Developed and maintained four production Rails apps. Also worked with the designer and developers on my team to architect solutions to customer issues and improve the products based on customer feedback. Served in a “customer happiness” role on a rotating basis to provide customer help and understand customer needs and issues.

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Education

University of Oklahoma

Bachelor of Science (BS), Computer Science
2008 – 2011

University of Oklahoma

Bachelors of Science, Computer Science
2011